Exhibit (a)(5)(x)

To: All Employees

From: Josh

Subject: Company Update

It has been a busy day for the company on several fronts and I wanted to provide some context around a couple items.

First, at a meeting earlier today, our Board approved a stock repurchase program called a Modified Dutch Auction Tender Offer. Similar to other stock repurchase programs we’ve done, this offer for us represents a belief that our shares are undervalued and, by being in a position to repurchase our own shares, it’s a strong indicator that we are financially healthy as a company. Because we are reinvesting in ourselves, it is a significant expression of strength and confidence in our company’s future. Unlike our other stock repurchase programs, this offer is more structured in that it allows us to buy back a set number of shares within a set time period and within a predetermined price range.

In addition, our Executive Chairman Charles Dolan is stepping down from that position to become Chairman Emeritus and Jim Dolan will become Non-Executive Chairman of the Company’s Board of Directors. The Dolans have led this company from its inception, and both Charles and Jim have provided vision, guidance and support through our growth and evolution over the years. We look forward to their continued leadership as AMC Networks continues to stand out in a crowded environment through the strength and quality of our content and ability to forge strong and lasting relationships with viewers and fans.

Josh